CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due 2024	$2,000,000	$257.60(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-191250,
333-191250-01

Pricing Supplement dated July 11, 2014 to the Prospectus dated September 19, 2013 and the Product Prospectus Supplement dated September 23, 2013

US$2,000,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due July 16, 2024

•	Nomura America Finance, LLC is offering the callable contingent coupon trigger notes linked to the Russell 2000® Index (which we refer to as the index) due July 16, 2024 (which we call the notes) described below. The notes are part of our family of notes linked to equity products and are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	The notes provide exposure to the performance of the index during the term of the notes, subject to the terms described in this pricing supplement and in the accompanying product prospectus supplement and prospectus. The notes are not ordinary debt securities and you could lose your entire investment in the notes. You should carefully consider whether the notes are suited to your particular circumstances. In addition, after the first year, the notes may not bear any interest. You also will not participate in any increase in the closing value of the index.

•	In the first year, the notes will accrue and pay on each quarterly interest payment date interest at a fixed rate of 7.00% per annum. Thereafter, the notes will pay on each quarterly interest payment date interest at a per annum rate equal to the sum of the 10 Year CMS rate plus a spread of 1.75%, but only for those scheduled trading days during the relevant interest period that the closing value of the index is greater than or equal to 70% of the initial value (subject to adjustment for exclusion periods as described below). You will not receive any interest for any scheduled trading day during the interest period for which the closing value of the index was less than 70% of the initial value. You can find more information about the CMS rate in the accompanying prospectus under “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate.”

•	We have the right to redeem the notes, in whole or in part, for 100% of the principal amount plus any applicable interest on each interest payment date, upon five business days’ prior notice, beginning on July 16, 2015.

•	At maturity, if the notes have not been redeemed, (a) if the value of the index on the final valuation date is equal to or greater than 50% of the initial value of the index, then the cash settlement amount, for each $1,000 principal amount of notes will be $1,000 plus the applicable interest (if any) for that interest period, and (b) if the closing value of the index on the final valuation date is less than 50% of the initial value of the index, then the cash settlement amount, for each $1,000 principal amount of notes will equal an amount in cash equal to (i) $1,000 plus (ii) the product of (a) $1,000 and (b) a fraction, the numerator of which is the closing value of the index on the final valuation date minus the initial value of the index (set on the trade date and expected to be the closing value of the index on the trade date), and the denominator of which is the initial value of the index. If the closing value of the index on the final valuation date is less than 50% of the initial value of the index, you will lose a substantial part, and perhaps all, of your investment.

Issuer:	Nomura America Finance, LLC (“we” or “us”)

Guarantor:	Nomura Holdings, Inc. (“Nomura”)

Principal Amount:	US$2,000,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date)

Reference Asset:	The Russell 2000® Index, which is an index of equity securities sponsored and maintained by Russell Investment Group measures the composite price performance of 2,000 companies in the U.S. equity market, as described below under “Russell 2000® Index.” The index may be subject to adjustment as described under “General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset” in the accompanying product prospectus supplement. The index is referred to as a reference asset in the accompanying product prospectus supplement.

Maturity Date:	July 16, 2024. The actual maturity date for your notes may be different if adjusted as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Initial Value:	1159.93

Final Value:	The final value will be the closing value of the index, which is the closing level of the index as described under “General Terms of the Notes—Special Calculation Provisions—Closing Level” in the accompanying product prospectus supplement, on the final valuation date.

Final Valuation Date:	The final valuation date will be the third scheduled trading day prior to the stated maturity date, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Scheduled Trading Day:	A day on which the index is scheduled to be calculated and published by the index sponsor in accordance with the index sponsor’s published schedule or calendar.

Interest Rate:	In the first year, the notes will accrue and pay, quarterly on each interest payment date, interest at a fixed rate of 7.00% per annum. Thereafter, for each interest period, the notes will pay on each interest payment date, interest at a per annum rate equal to the product of (a) the sum of the 10 Year CMS rate plus a spread of 1.75%, times (b) a fraction, the numerator of which is the number of scheduled trading days during the relevant interest period on which the coupon contingency is satisfied and the denominator of which is the actual number of scheduled trading days in the interest period, subject to the exclusion period, times (c) a fraction, the numerator of which is the actual number of calendar days in the interest period and the denominator of which is 365. See “Description of Your Notes—Calculation of Interest” below.

Coupon Contingency:	A contingency that will be deemed satisfied on each scheduled trading day during an interest period on which the closing value of the index is greater than or equal to 70% of the initial value (except as provided for exclusion periods). See “Description of Your Notes—Calculation of Interest” below.

Interest Payment Dates:	Each January 16, April 16, July 16, and October 16 of each year, commencing October 16, 2014 and ending on the stated maturity date or, if redeemed, such earlier redemption date.

Interest Determination Dates:	For each interest period beginning on or after July 16, 2015, 2 U.S. Government securities business days prior to the interest payment date, as described under “Description of Debt Securities and Guarantee—Business Days” in the accompanying prospectus.

Day Count Fraction:	Actual/Actual as described under “Description of Debt Securities and Guarantee—Common Day Count Conventions” in the accompanying prospectus.

Business Day Convention:	Following unadjusted business day convention as described under “Description of Debt Securities and Guarantee—Business Day Conventions” in the accompanying prospectus.

Cash Settlement Amount:

The cash settlement amount will depend on whether the participation trigger has occurred and the reference asset performance. The cash settlement amount that will be paid for each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

•   if the participation trigger has not occurred, $1,000;

•   if the participation trigger has occurred, an amount in cash equal to (i) $1,000 plus

(ii) the product of (a) $1,000 and (b) the reference asset performance on the final valuation date.

If the participation trigger has occurred the cash settlement amount payable on your notes will be less than the principal amount of your notes. The cash settlement amount, however, will never be less than $0.

Participation Trigger:	A participation trigger will occur if the closing value of the index on the final valuation date is less than 50% of the initial value.

Participation Trigger Monitoring Period:	The final valuation date only.

Monitoring Type:	Closing value monitoring as described under “General Terms of the Notes—Monitoring” in the accompanying product supplement.

Reference Asset Performance:	As described under “Description of Your Notes—Payment at Maturity” below.

Closing Value:	The closing level of the index, as described under “General Terms of the Notes—Special Calculation Provisions—Closing Level” in the accompanying product prospectus supplement.

Upside Participation Rate:	Not applicable. You will not participate in any increase in the closing value of the index.

Downside Participation Rate:	100%

Original Issue Date:	July 16, 2014

Early Redemption:	Redeemable at our option on each optional redemption date. See “Description of Your Notes—Payment upon Redemption” below.

Optional Redemption Dates:	Each interest payment date commencing on July 16, 2015, and ending on the maturity date.

Redemption Notice Period:	Not less than 5 and not more than 45 business days

Defeasance:	Not applicable.

Denominations:	$1,000 and integral multiples thereof

Program:	Senior Global Medium-Term Notes, Series A

CUSIP No.:	65539ABD1

ISIN No.:	US65539ABD19

Currency:	U.S. dollars

Calculation Agent:	Nomura Securities International, Inc.

Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

Trade Date:	July 11, 2014

Minimum Initial Investment Amount:	$10,000

Public Offering Price:	100%

Listing:	The notes will not be listed on any securities exchange.

Distribution Agent:	Nomura Securities International, Inc.

Description and Terms of the Notes to be Incorporated Into the Master Note:	All of the terms appearing on this cover page beginning with “Issuer” and ending with and including “Clearance and Settlement”

Investing in the notes involves certain risks, including our credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-11 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) was equal to approximately $897.70 per $1,000 face amount, which is less than the original issue price.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100%	3.125%	96.875%
Total	$2,000,000	$62,500	$1,937,500

The agent will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

We may use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated September 19, 2013 (the “prospectus”), and the product prospectus supplement, dated September 23, 2013 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict, this pricing supplement will control.

This pricing supplement, together with the documents listed below, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and product prospectus supplement, dated September 23, 2013. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access the prospectus and product prospectus supplement on the SEC website at www.sec.gov as follows:

•	Prospectus, dated September 19, 2013: http://www.sec.gov/Archives/edgar/data/1163653/000119312513371180/d574488df3asr.htm

•	Product prospectus supplement, dated September 23, 2013: http://www.sec.gov/Archives/edgar/data/1163653/000119312513374860/d599177d424b3.htm#suppcov599177_1

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated September 23, 2013. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This pricing supplement should be read together with the accompanying prospectus and the accompanying product prospectus supplement. The information in the accompanying prospectus, and the accompanying product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this pricing supplement, accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. Such estimated value on the trade date is set forth on the front cover of this pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, our pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that was determined by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes.

You May Lose Your Entire Investment in the Notes

You may lose all or substantially all of your investment in the notes. If the participation trigger occurs, the cash settlement amount payable on the notes on the maturity date will be less than the principal amount. More specifically, under such circumstances, you will lose 1% of the principal amount of your notes for every 1% that the reference asset performance is below 0% on the final valuation date. You should not invest in the notes unless you can withstand the loss of some or all of your investment in the notes.

The Coupon Contingency Will Not Be Measured on a Daily Basis, Which May Cause Your Notes to Underperform the Interest Rate

The coupon contingency is not measured on a daily basis for purposes of determining whether it is satisfied. Your notes fix the determination date for purposes of determining whether the coupon contingency is satisfied for the last three scheduled trading days of an interest period (which we call the exclusion period) on the third scheduled trading day before the end of that interest period. If the coupon contingency is not satisfied on such day, you will not receive any interest in respect of the trading days in the exclusion period even if the index value as actually calculated on any of those days satisfies the coupon contingency. If there is a market disruption event on such third scheduled trading day, the coupon contingency will be measured for the exclusion period and such disrupted day using the closing value of the index on the last scheduled trading day on which no market disruption event occurred.

Your Potential Payment at Maturity Will be Limited to the Principal Amount of the Notes Plus Accrued Interest, If Any

There is no upside participation associated with the notes, therefore the notes will not pay any additional amounts if the closing value of the index increases over the initial value. The cash settlement amount, if any, payable at maturity will not exceed the principal amount of the notes. You may also receive accrued interest, if any, at maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent and Between You and Our Other Affiliates

The calculation agent will, among other things, determine the cash settlement amount on the notes. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the index has occurred and may also have to determine the closing value, in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount of your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

Changes That Affect the Index May Adversely Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of the index sponsor concerning the calculation of the index, additions, deletions or substitutions of the components of the index and the manner in which changes affecting those components may be reflected in the index and could adversely affect the market value of the notes prior to maturity, and the cash settlement amount, if any, payable on the notes at maturity. The cash settlement amount, if any, payable on the notes, and the market value of the notes could also be adversely affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the index sponsor discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of the notes.

Recent press reports indicate that the London Stock Exchange Group (the “LSE”) has agreed to acquire Frank Russell Company, which includes among its corporate group Russell Investment Group, the owner of the index. The timing of the acquisition is unclear. It is also unclear what impact, if any, the LSE’s acquisition of Russell would have on the index, the level of the index and what policy changes, if any, the LSE will make to the index.

The Index Sponsor Will Not Have Any Role or Responsibilities with Respect to the Notes and Its Methodology and Ownership Is Likely to Change

The index sponsor will not have authorized or approved the notes, and will not be involved in any offering. The index sponsor will not have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the notes. The index sponsor may modify or change its current methodology for calculating the index in a way that affects your return on the notes. Holders will have no rights against the index sponsor, even if the index sponsor suspends the calculation of the index, adversely impacting the amount investors receive at maturity. No index sponsor will be responsible for, or participate in, the determination or calculation of the amounts receivable by holders of the notes. The index sponsor will not receive any of the proceeds from any offering of the notes, except to the extent that we are required to pay the index sponsor licensing fees.

The Index Sponsor May Discontinue Publication of the Index, and the Value of Your Notes May Be Adversely Affected In That Event

If the index sponsor discontinues publication of or otherwise fails to publish the index, the cash settlement amount you receive at maturity, if any, may be based on a successor or substitute index that the calculation agent determines is comparable to the discontinued index. If the calculation agent determines that no successor or substitute index is available, the calculation agent will calculate the level of the index. Such discontinuation or failure to publish the reference asset and the consequent adjustments may materially and adversely affect the value of the notes. We describe such discontinuation or failure to publish the reference asset and the consequent adjustments under “General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an Index” in the accompanying product prospectus supplement.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

The Notes Do Not Provide for Fixed Interest Payments After the First Year

After the first year, the amount of any interest payments will depend on the 10 Year CMS rate, the performance of the index, and whether the coupon contingency is satisfied. Therefore, there is no guarantee that you will receive any interest payments after the first year. The notes are not suitable for holders who require fixed income payments because the interest payments are variable after the first year and may be zero. Even if the coupon contingency is satisfied for some days during the interest period, you may receive less interest than you would have received if you purchased an ordinary debt security with a similar term to maturity and credit profile.

The Market Value of Your Notes May Decrease at an Accelerated Rate as the Closing Value of the Index Approaches and Decreases Below the Participation Trigger

When the closing value of the index decreases to a level near the participation trigger (50% of the initial value), the market value of the notes may decrease at a greater rate than the level of the index. If the closing value of the index decreases to a level near or below the participation trigger, we expect that the market value of the notes will decrease, to reflect the fact that you may receive at maturity cash with a value that may be substantially less than the principal amount of your notes.

The Cash Settlement Amount on Your Notes Will Be Determined by the Closing Value of the Index on the Final Valuation Date, Subject to Certain Other Terms of Your Notes

If a participation trigger occurs, the cash settlement amount, if any, that will be paid on your notes on the maturity date will be determined based on the closing value of the index on the final valuation date. You will not benefit from the closing value of the index at any time other than the final valuation date. As a result, even if the closing value of the index remains steady or decreases only slightly during the term of the notes, you still could lose some or all of your investment if the closing value of the index declines on the final valuation date. This could occur, if, among other reasons, the index is experiencing high volatility because of market, economic or political events on or near the coupon valuation dates or the final valuation date. In addition, the terms of your notes do not provide you with any participation in any positive performance of the index.

The Notes Are Subject to Early Redemption at Our Option

Prospective purchasers should be aware that we have the right to redeem the notes on any optional redemption date, beginning on the first optional redemption date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. These factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of any other factor. We expect that, generally, the closing values of the index, the level of the 10 Year CMS rate and whether the index has decreased from its initial value (especially if the closing level of the index is near the participation trigger) will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the index value. The following factors, which are beyond our control, may influence the market value of your notes:

•	value and volatility of the index;

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	volatility of, or the perception of expected volatility of, the CMS rate;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt and equity markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain

The U.S. federal income tax treatment of the notes is uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. The Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the notes at a rate that may exceed the coupon payments (if any) that you receive on the notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the notes even if you do not receive any payments with respect to the notes until redemption or maturity and (ii) require you to accrue income in respect of the notes in excess of any coupon payments received on the notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of any coupon payments and capital loss (if any) upon the sale, redemption or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. We urge you to read the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below on page PS-27 and consult your tax advisor as to the possible alternative treatments in respect of the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial interest periods for which the initial interest rate of 7.00% per annum is payable, the notes will pay interest on each interest payment date at a per annum interest rate calculated as specified under “Description of Your Notes—Calculation of Interest” below. The following illustrates the process by which the interest rate and interest payment amount will be determined for all interest periods.

For purposes of these examples, we assume that the notes are not being redeemed by us on the applicable optional redemption dates.

Step 1: Calculate the per annum interest rate

For each interest period, other than the initial interest periods to which the initial interest rate applies, the calculation agent determines the per annum interest rate on the relevant interest determination date according to the sum of the 10 Year CMS rate plus a spread of 1.75%.

Step 2: Calculate the interest amount payable for the applicable interest payment date

For each interest period, on the third scheduled trading day before the interest payment date (subject any market disruption event), the calculation agent will calculate the effective interest rate for the relevant interest period, which will equal the product of (a) the annual, or per annum, interest rate determined for that interest period, times (b) a fraction, the numerator of which is the number of scheduled trading days during the relevant interest period on which the coupon contingency is satisfied and the denominator of which is the actual number of scheduled trading days in the interest period, times (c) a fraction, the numerator of which is the total number of calendar days in the applicable interest period and the denominator of which is 365 (unless it is a leap year, in which case the denominator will be 366). The resulting effective interest rate is then multiplied by the relevant principal amount of the notes to determine the dollar amount of interest payable for that interest period. No adjustments to the amount of interest calculated will be made if an interest payment date is not a business day. See “Description of Your Notes—Calculation of Interest” below.

The following table illustrates how the interest payment would be calculated for a given interest period under different hypothetical scenarios, based on the terms set forth beginning on the front cover of this pricing supplement and assuming that the notes have not been redeemed prior to the hypothetical interest payment date. The table assumes that the 10 year CMS rate remains constant at 2.70% (resulting in a constant per annum interest rate of 4.45% after adding the spread) and that each interest period consists of 90 days in a 365-day year.

The values in the table below are hypothetical, have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future likelihood of satisfaction of the coupon contingency or the amount of interest that will be payable on the notes. Numbers in the table below have been rounded for ease of analysis.

Hypothetical interest rate (per annum)(1)	Hypothetical Coupon Contingency Fraction(2)	Hypothetical interest payment amount for interest period per $1,000 note(3)
4.45%	0.00%	$0.00
4.45%	20.00%	$2.19
4.45%	40.00%	$4.38
4.45%	50.00%	$5.49
4.45%	60.00%	$6.58
4.45%	80.00%	$8.78
4.45%	100.00%	$10.97

(1)	The interest rate per annum is equal to the sum of the 10 Year CMS rate plus a spread of 1.75%. For purposes of illustration only, the table assumes the 10 year CMS rate stays constant at 2.70%.
(2)	The coupon contingency fraction has a numerator equal to the number of scheduled trading days during the interest period on which the coupon contingency was met and a denominator equal to all of the scheduled trading days in the interest period (subject, in the case of the numerator, to the exclusion period).
(3)	The interest payment amount per $1,000 principal amount of the notes is calculated as the product of (i) $1,000 times (ii) the applicable interest rate per annum, after taking account of the coupon contingency fraction and the day count fraction.

We cannot predict the level of the 10 Year CMS rate or the level of the index on any day or the market value of your notes. The actual interest payment that a holder of the notes will receive on each interest payment date will depend on the 10 Year CMS level and the coupon contingency fraction determined by the calculation agent, which is our affiliate. Consequently, the amount of interest, if any, to be paid in respect of your notes on each interest payment date may be different from the information reflected in the table above.

HYPOTHETICAL EXAMPLES OF CASH SETTLEMENT AMOUNTS

The examples set forth below are included for illustrative purposes only. The hypothetical initial and final values of the index used to illustrate the calculation of the hypothetical cash settlement amounts at maturity are neither estimates nor forecasts of the closing value of the index on the trade date, the final valuation date or on any trading day prior to the maturity date. The hypothetical values shown below have been chosen arbitrarily and are not associated with Nomura Research forecasts and should not be taken as indicative of the future closing values of the index. The actual market value of the notes on the maturity date or at any other time, including any time you may wish to sell the notes, may bear little relation to the hypothetical cash settlement amounts shown below, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.

The following examples represent hypothetical cash settlement amounts for each $1,000 in principal amount of the notes based on a range of hypothetical final values of the index (expressed as a percentage of the initial value of the index) and whether or not a participation trigger has occurred on the final valuation date. The following examples reflect a participation trigger that occurs if the final value of the index does not equal or exceed 50% of the initial value of the index. The following examples also assume that the notes are purchased on the original issue date and held to the maturity date, that there have been no dilution events or changes in or affecting the index, and that no market disruption events have occurred. If a participation trigger occurs, you could lose all or a substantial portion of your investment in the notes.

Hypothetical Final Value of the Index (Expressed as a Percentage of the Initial Value of the Index)	Cash Settlement Amount at Maturity per $1,000 Principal Amount
150.00%	$1,000
125.00%	$1,000
110.00%	$1,000
100.00%	$1,000
90.00%	$1,000
80.00%	$1,000
70.00%	$1,000
60.00%	$1,000
50.00%	$1,000
49.00%	$490
40.00%	$400
30.00%	$300
20.00%	$200
10.00%	$100
0.00%	$0

We cannot predict the actual final value of the index or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing value of the index and the market value of your notes at any time prior to the maturity date. The actual cash settlement amount, if any, that you will receive at maturity and the rate of return on the notes will depend on the actual initial value of the reference asset and the actual final value of the index on the final valuation date. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash, if any, to be paid in respect of the notes on the maturity date may be very different from the information reflected in the table above.

DESCRIPTION OF YOUR NOTES

General

The notes are fully and unconditionally guaranteed by Nomura and are therefore senior unsecured debt obligations of Nomura. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The notes will be issued only in global form through DTC (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance—Global Security” in the accompanying prospectus).

Payment at Maturity

The cash settlement amount you will receive on the maturity date (subject to postponement as described below) will depend on whether the participation trigger has occurred and the reference asset performance. The cash settlement amount that will be paid for each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

•	if the participation trigger has not occurred, $1,000 plus accrued and unpaid interest, if any;

•	if the participation trigger has occurred, an amount in cash equal to (i) $1,000 plus (ii) the product of (a) $1,000 and (b) the reference asset performance on the final valuation date, plus accrued and unpaid interest, if any.

A participation trigger will occur if the closing value of the index on the final valuation date is less than 50% of the initial value. The reference asset performance will be equal to the quotient (which may be positive or negative) of (i) the difference between (a) the closing value of the index on the final valuation date minus (b) the initial value of the index, divided by (ii) the initial value of the index.

Final Valuation Date; Effect of Market Disruption Events; Adjusted Maturity Date

The final valuation date will the third scheduled trading day before the maturity date. If, on that date, the calculation agent determines that a market disruption event with respect to the index occurs or is continuing on a day that would otherwise be the final valuation date or that such day is not a trading day, the closing value of the index for such day will be the closing value of the index on the first following trading day on which the calculation agent determines that no market disruption event with respect to the index occurs or is continuing. In no event, however, will the final valuation date be postponed by more than eight scheduled trading days.

If the final valuation date is postponed to the last possible day, and the calculation agent determines that a market disruption event occurs or is continuing on such last possible day, or that such day is not a trading day, such day will nevertheless be the final valuation date, and the closing value of the index will be determined (or, if not determinable, estimated by the calculation agent in a manner which it, in its sole discretion, considers commercially reasonable under the circumstances) by the calculation agent on that eighth scheduled trading day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a commercially reasonable estimate in its sole discretion of the closing value of the index that would have prevailed in the absence of the market disruption event or non-trading day.

In the event that the final valuation date is postponed as described above, the maturity date will also be postponed such that the maturity date is three scheduled trading days following the postponed final valuation date, unless that date is not a business day, in which case the maturity date will be the next following business day. In such a case, you may not receive the cash settlement amount, if any, or the interest payment, if any, that we are obligated to deliver on the maturity date until several days after the originally scheduled stated maturity date. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date.

For a description of market disruption events, please see “General Terms of the Note—Market Disruption Events—Reference Assets Consisting of an Index” in the accompanying product prospectus supplement.

Calculation of Interest

In the first year, the notes will accrue and pay, quarterly on each interest payment date, interest at a fixed rate of 7.00% per annum. Thereafter, for each interest period, the notes will pay on each interest payment date, interest at a per annum rate equal to the sum of the 10 Year CMS rate (determined on the relevant interest determination date) plus a spread of 1.75% times a fraction, the numerator of which is the number of scheduled trading days during the relevant interest period on which the coupon contingency is satisfied and the denominator of which is the actual number of scheduled trading days in the interest period, subject to the exclusion period. You can find more information about the 10 year CMS rate in the accompanying prospectus under “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate.” The interest rate calculation is mathematically expressed as a formula as follows:

Where:

“R” is a per annum floating interest rate equal to the 10 Year CMS rate plus a spread of 1.75%,

“N” is the total number of scheduled trading days in the applicable interest period on which coupon contingency was satisfied (subject to any exclusion period), and

“D” is the total number of scheduled trading days in the applicable interest period.

Your notes fix the determination date for purposes of determining whether the coupon contingency is satisfied for the last three scheduled trading days of an interest period (which we call the exclusion period) on the third scheduled trading day before the end of that interest period. If the coupon contingency is not satisfied on such day, you will not receive any interest in respect of the trading days in the exclusion period even if the index value as actually calculated on any of those days satisfies the coupon contingency. If there is a market disruption event on such third scheduled trading day, the coupon contingency will be measured for the exclusion period and such disrupted day using the closing value of the index on the last scheduled trading day on which no market disruption event occurred.

The interest periods for our notes will be each period from an including each interest payment date (or, in the case of the initial interest period, the original issue date, as applicable) to but excluding the following interest payment date (or, in the case of the final interest period, the maturity date or redemption date of the notes, as applicable), without giving effect to any adjustment for business days, non-trading days or market disruption events.

The Coupon Contingency

The coupon contingency will be deemed satisfied on each scheduled trading day during an interest period on which the closing value of the index is greater than or equal to 70% of the initial value (except as provided for exclusion periods). A scheduled trading day is a day on which the index is scheduled to be calculated and published by the index sponsor in accordance with the index sponsor’s published schedule or calendar.

Payment upon Redemption

We have the right to redeem your notes on any interest payment date beginning on July 16, 2015 on not less than 5 nor more than 45 days’ prior notice. If we redeem your notes, we will pay the principal amount plus any accrued but unpaid interest through the redemption date. The coupon contingency applies to any such interest period prior to redemption to the same extent as any other interest period. You do not have the right to force us to redeem your notes. For additional information regarding redemption, see “Description of the Debt Securities and Guarantee—Redemption and Repayment” in the accompanying prospectus.

Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”) that measures the composite price performance of stocks of 2,000 companies in the U.S. equity market. Additional information about the Russell 2000® Index is available on the following website: http://www.russell.com/Indexes/data/ fact_sheets/us/Russell_2000_Index.asp.

The index includes approximately 2,000 of the smallest (by market capitalization) securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the Russell 2000® Index

The Russell 2000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the last trading day of May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings (“IPOs”) must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, if that company is incorporated in, has its headquarters in and also trades in the United States. If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of organization, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is in the United States. The BDI countries and territories are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. American Depositary Receipts (“ADRs”) and American Depositary Shares (“ADSs”) are not eligible for inclusion in the Russell 2000® Index.

Exclusions from the Russell 2000® Index

Russell specifically excludes the following companies and securities from the Russell 2000® Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies (business development companies become ineligible beginning with the June 2014 rebalance), blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with 5% or less float); (v) bulletin board, pink sheets or over-the-counter traded securities; and (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders.

Initial List of Eligible Securities

The primary criterion Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and, consequently, the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPOs may be added between constitutions. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. Primary trading vehicles are determined by the last two years’ average trading volume, as of the last trading day in May. For new constituents, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included. If the volume of each share class is close, within 20%, the one with the largest available shares is used. For share classes without two years of history, all available volume data is used. At least 100 day trading volume is necessary to consider the class as a primary vehicle for existing constituents. New constituents will be analyzed on all available data, even if that data is for less than 100 days. If applicable, shares held across different share classes will be represented on a mathematically equivalent basis. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible if the average of the daily closing prices from its primary exchange during the month of May is equal to or greater than $1.00. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.

Russell adds IPOs each quarter to ensure that new additions to the institutional investing opportunity set are reflected in representative indexes. Russell focuses on IPOs each quarter because it is important to reflect market additions between reconstitution periods. Companies filing an initial public offering registration statement (or the local equivalent when outside the U.S.) and listing within the same quarter (subject to a one month window to ensure that companies submitting the requisite filings just outside of the quarter are not excluded from eligibility) on an eligible U.S. exchange are reviewed for eligibility regardless of previous trading activity (exceptional or unique events may induce extraordinary treatment which will be communicated appropriately). Companies currently trading on foreign exchanges or OTC markets will be reviewed for eligibility if:

•	the company files an initial public offering statement for an eligible U.S. exchange;

•	the offering is announced to the market and confirmed by Russell’s data vendors as an IPO; and

•	the security is not currently a member of the Russell Global Index (eligibility and country assignment will be reviewed at reconstitution).

Annual Reconstitution

The Russell 2000® Index is reconstituted annually by Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, unless the final Friday in June is the 29th or 30th, in which case reconstitution will be effective on the preceding Friday. A full calendar for reconstitution is made available each spring. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the underlier stocks relative to the capitalization on a base date. The following discussion describes the “price return” calculation of the Russell 2000® Index. The applicable pricing supplement will describe the calculation if the underlier for your notes is not the price return calculation. The current Russell 2000® Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the index is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100. The ending period index value, for purposes of calculating the Russell 2000® Index value, on any date is determined by adding the market values of the underlier stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. In the event of a market disruption resulting in any underlier stock price to be unavailable, Russell will generally use the last reported price for such underlier stock for the purpose of performance calculation.

Constituent stocks of the index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by Russell. Russell determines shares available to the public for purchase based on information recorded in corporate filings with the Securities and Exchange Commission and other reliable sources in the event of missing or questionable data. Adjustments to shares are reviewed at reconstitution and for major corporate actions such as mergers. Russell removes the following types of shares from total market capitalization to arrive at free-float market capitalization:

Corporate cross-owned shares — shares of a company held by another member of a Russell index (including Russell global indexes) is considered cross-ownership, and all shares will be adjusted regardless of percentage held;

Large private and corporate holdings — shares held by an individual, a group of individuals acting together (e.g., an officers/directors group) or another listed corporation (that is not included in the index) if such shareholdings constitute 10% or more of the shares outstanding. Institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, are not excluded unless the firm has a direct relationship to the company, such as board representation, in which case they are considered strategic holdings and included with the officers/directors group in calculating the 10% threshold;

ESOP or LESOP shares — shares held by employee stock ownership plans and leveraged employee stock ownership plans that comprise 10% or more of a company’s outstanding shares;

Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

Initial public offering lock-ups — shares locked up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index; and

Government holdings — shareholdings listed as “government of”. Shares held by government investment boards and/or investment arms are treated like shares held by large private shareholdings and are excluded if the number of shares is greater than 10% of outstanding shares. Shares held by a government pension plan are considered institutional holdings and will not be excluded.

Corporate Actions Affecting the Index

Russell adjusts the Russell 2000® Index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the index and its weight in the index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, Russell estimates the effective date. Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice to its clients regarding the impact of the action and the effective date. If Russell has confirmed the completion of a corporate action that is scheduled to become effective subsequent to a rebalance the event may be implemented in conjunction with the rebalance to limit turnover provided appropriate notice can be given. Russell applies the following methodology guidelines when adjusting the index in response to corporate actions and events:

•	“No Replacement” Rule — Securities that are deleted from the Russell 2000® Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Mergers and Acquisitions

•	Between constituents: When mergers and acquisitions take place between companies that are both constituents of a Russell index, the target company is deleted and its market capitalization simultaneously moves to the acquiring company’s stock. Russell categorizes the surviving entity based on a weighted average of the market value of the two companies prior to the merger using market values as of the day immediately before Russell determines that the action or event is final. Given sufficient market hours after confirmation, Russell effects this action after the close on the last day of trade of the target company.

•	Between a constituent and a non-constituent: If the target company is a member of the Russell 2000® Index, it is deleted from that index after Russell determines that the action or event is final. If the acquiring company is a member of the Russell 2000® Index, its shares are adjusted by adding the target company’s market capitalization. If the target company is not a member of a Russell index, Russell will also analyze the transaction to determine whether it constitutes a reverse merger. A reverse merger occurs when the acquiring company is a private, non-publicly traded company or an over-the-counter (“OTC”) company, and the acquisition results in a transaction whereby a new publicly traded company is created that meets all of the requirements for inclusion in a Russell index based on market capitalization using the opening price on the day after the merger or acquisition is considered final. In such a case, the newly formed entity will be placed in the Russell 2000® Index, if appropriate, and the target company will be simultaneously removed from the Russell 2000® Index, after the close of the market on the day after the merger is considered final. If the event does not qualify as a reverse merger, the target company is deleted after the action is determined to be final.

•	Reincorporation — Members of a Russell U.S. index, like the Russell 2000® Index, that reincorporate in another country and continue to trade in the United States and companies that reincorporate in the United States are analyzed for assignment by Russell during the following annual reconstitution. Members that reincorporate in another country and no longer trade in the United States are immediately deleted from the Russell U.S. indices.

•	Reclassifications of shares (primary vehicles) — Primary vehicles will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•	Rights Offerings — Rights offered to shareholders are reflected in the index only if the subscription price of the rights is at a discount to the market price. Provided that Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date. If Russell is unable to provide prior notice, it will delay the price adjustment until the appropriate notice has been given. This treatment applies for both transferable and non-transferable rights. Rights issued as part of a poison pill arrangement or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt are excluded from this treatment.

•	Spin-offs— Spun-off companies are added to the parent company’s index if the spun-off company meets all the eligibility requirements of the index and its total market capitalization is greater than the market-adjusted total market capitalization of the smallest company in the Russell 3000® Index at the latest reconstitution. Spun-off companies are added to the index at the same time as they are spun-off from their parent company, which is on the completion date of the spin-off. The parent company’s market value will be reduced simultaneously on the Russell effective date.

•	Tender Offers — A company acquired as a result of a tender offer is removed when (i) the tender offer period completes; (ii) shareholders have validly tendered, not withdrawn, and the shares have been accepted for payment; (iii) all regulatory requirements have been fulfilled; and (iv) the acquiring company is able to finalize the acquisition via a short-form merger, top-up option or other compulsory mechanism. In the case where all the above requirements have been fulfilled except for the acquiring company being able to finalize the acquisition through a compulsory mechanism, Russell will make a share adjustment to the target company’s shares, on a date pre-announced by Russell, in cases where the float-adjusted shares have decreased by 30% or more and the tender offer has fully completed and closed. If the acquiring company is issuing stock as part of the tender offer, the float-adjusted shares of that company will be increased concurrently with the decrease in the target company’s float-adjusted shares. Russell does not review partial tender offers and acquisitions. A partial tender offer or acquisition is defined as an offer by an acquiring company for a stake in a target company that is not intended to result in 100% ownership. Shares acquired in a partial acquisition or tender offer will be reviewed at annual reconstitution for inclusion in free float. Shares that are issued as a result of a partial acquisition or tender offer will be reviewed at month-end for inclusion (if greater than 5%). If a partial acquisition or tender offer includes a corporate action impacting all shareholders, Russell will give effect to the mandatory element of the event.

•

Delisted and Halted Stocks — When stocks are deleted from the index as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day the action is final (t), or the following day (t+1) using the closing OTC bulletin board price. Halted securities are not removed from the index until the time they are actually delisted from the exchange. If a security is halted, it remains in the index at the most recent closing price until the security resumes trading or is officially delisted. If, however, a stock is (i) halted due to financial difficulty/debt or cash flow issues for a period longer than 40 calendar days or (ii) suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter, Russell will review for removal on a case-by-case basis. Determinations will be made based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders. If removal is deemed appropriate, Russell will remove the stock at zero value at the end of the month. Stocks that are scheduled for changes but are halted or suspended prior to reconstitution will have their scheduled updates postponed and will be monitored for trade resumption. Once trading resumes, the securities changes will be announced and their positions will be updated accordingly. Usually, notification for these changes will be made on the same day as these changes are made. If sufficient notice is not possible, the updates will be delayed by one day. Securities will be removed from the index using the closing price on the primary exchange of the securities.

•	Bankruptcy and Voluntary Liquidations — Companies that file for a Chapter 7 liquidation bankruptcy under the U.S. Bankruptcy Code or have filed a liquidation plan will be removed from the index at the time of the bankruptcy filing (except when shareholder approval is required to finalize the liquidation plan, in which case the company will be removed once shareholder approval has been granted); whereas companies filing for a Chapter 11 reorganization bankruptcy under the U.S. Bankruptcy Code will remain a member of the index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade OTC, Russell may remove the stock at a nominal price of $0.0001.

•	Stock Distributions — A price adjustment for stock distributions is applied on the ex-date of the distribution. When the number of shares for the distribution is fixed, Russell increases the number of shares on the ex-date. When the number of shares is an undetermined amount based on future earnings and profits, Russell increases the number of shares on the pay-date.

•	Dividends — Russell includes gross dividends in the daily total return calculation of the index on the basis of their respective ex-dates. If a dividend is payable in stock and cash and the stock rate cannot be determined by the relevant ex-date, the dividend is treated as all cash. If the number of shares to be issued as a stock dividend is announced subsequently, Russell will give effect to the share change with appropriate notice. Regular cash dividends are reinvested across the index at the close on the dividend ex-date, while special cash dividends are subtracted from the price of the stock before the open on the ex-date.

•	Updates to Share Capital — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are generally updated at the end of the month in which the change is reflected in vendor-supplied updates. Russell verifies this information using publicly available information filed with the Securities and Exchange Commission. Russell only applies such changes if the aggregate change in the number of shares outstanding is greater than 5%. The float factor determined during the most recent annual reconstitution is applied to this figure, and only the available shares will be added to the index. No such changes are made in June due to the most recent annual reconstitution. Month-end changes in November and December will be processed as one event after the close on the third Friday of each December.

License Agreement between Russell and Nomura Securities International, Inc.

Russell and Nomura Securities International, Inc. have entered into a non-exclusive license agreement, granting Nomura America Finance, LLC, in exchange for a fee, permission to use the Russell 2000® Index in connection with the offer and sale of the notes. Nomura America Finance, LLC is not affiliated with Russell; the only relationship between Russell and Nomura America Finance, LLC is the licensing of the use of the Russell 2000® Index (a trademark of Russell) and trademarks relating to the Russell 2000® Index. Although we anticipate that we will continue to enter into a renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

Nomura America Finance, LLC does not accept any responsibility for the calculation, maintenance or publication of the Russell 2000® Index or any successor index.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Nomura America Finance, LLC is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Nomura America Finance, LLC or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NOMURA, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

We have derived the information about the index sponsor and the index from publicly available information, without independent verification.

HISTORICAL INFORMATION

10 Year CMS Rate

Historically, the 10-year USD CMS rate has experienced significant fluctuations. Any historical upward or downward trend in the 10-year USD CMS rate during any period shown below is not an indication that such rate is more or less likely to increase or decrease at any time during the term of the notes. Historical 10-year USD CMS rates do not give an indication of future 10-year USD CMS rates. We cannot make any assurance that future 10-year USD CMS rates will result in you receiving any interest payments on the notes after the initial interest periods. Neither we nor any of our affiliates make any representation to you as to the performance of such rates.

The table below shows the highest and lowest levels of the 10-year USD CMS rate for each of the complete calendar quarters of 2012 through a recent date. The graph below shows the historical levels of the rate since the beginning of 2012. We obtained the historical rates below from Bloomberg Financial Services, without independent verification.

Quarterly High and Low Values for the 10 Year CMS Rate, 2012-Current

Quarter/Period — Start Date	Quarter/Period — End Date	Highest Value of 10-Year CMS Rate	Lowest Value of the 10-Year CMS Rate
1/1/2012	3/31/2012	2.45%	1.92%
4/1/2012	6/30/2012	2.39%	1.67%
7/1/2012	9/30/2012	1.95%	1.53%
10/1/2012	12/31/2012	1.87%	1.63%
1/1/2013	3/31/2013	2.14%	1.84%
4/1/2013	6/30/2013	2.83%	1.81%
7/1/2013	9/30/2013	3.18%	2.69%
10/1/2013	12/31/2013	3.09%	2.65%
1/1/2014	3/31/2014	3.09%	2.72%
4/1/2014	6/30/2014	2.92%	2.54%
7/1/2014	7/10/2014	2.74%	2.65%

Russell 2000® Index

The closing value of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing value of the index during any period shown below is not an indication that the closing value of the index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical closing value of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index will result in your receiving any interest payments on the notes after the first year or that you will not lose your entire investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the index. The actual performance of the index over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical index closing values shown below.

The following table sets forth the published high, low and end of quarter closing values of the index for each calendar quarter from 2012 through a recent date.

We obtained the information in the tables and chart below from Bloomberg Financial Services without independent verification. The historical closing values of the reference asset set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the closing value will not fall below the participation trigger on the final valuation date, or that the payment amount at maturity will be greater than zero.

Quarterly High, Low and Quarter End Closing Values of the Index, 2012-Current

Quarter/Period — Start Date	Quarter/Period — End Date	High Closing Value of the Reference Asset	Low Closing Value of the Reference Asset	Quarter End
1/1/2012	3/31/2012	846.13	747.28	830.30
4/1/2012	6/30/2012	840.63	737.24	798.49
7/1/2012	9/30/2012	864.70	767.75	837.45
10/1/2012	12/31/2012	852.50	769.48	849.35
1/1/2013	3/31/2013	953.07	872.61	951.54
4/1/2013	6/30/2013	999.99	901.51	977.48
7/1/2013	9/30/2013	1078.41	989.54	1073.79
10/1/2013	12/31/2013	1163.64	1043.46	1163.64
1/1/2014	3/31/2014	1208.65	1093.59	1173.04
4/1/2014	6/30/2014	1192.96	1095.99	1192.96
7/1/2014	7/10/2014	1208.15	1161.86	N/A

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. Except as noted under “Non-U.S. Holders” below, the following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid income-bearing derivative contract with respect to the index.

If your notes are so treated, you will likely be taxed on the quarterly coupon payments as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale, redemption, or maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. However, it is possible that you should recognize ordinary income upon the sale of your notes to the extent of the portion of the sale proceeds that relates to accrued but unpaid quarterly coupon payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the quarterly coupon payments and capital loss (if any) upon the sale, redemption, or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the notes in the manner described above. No assurance can be given that the Internal Revenue Service (the “IRS”) or any court will agree with this characterization and tax treatment. There are other possible treatments, such as described below under the section entitled “Alternative Treatments,” and one or more of these might ultimately govern the tax treatment of the notes.

Alternative Treatments. The Treasury Department and the IRS are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect. Other alternative treatments for your notes may also be possible under current law. For example, it is possible that the notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield and projected payment schedule for the notes and pay tax accordingly, even though these amounts may exceed the quarterly coupon payments (if any) that are made on the notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the index that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Additional Risk Factors Specific to Your Notes—Significant Aspects of the Tax Treatment of the Notes are Uncertain”, on page PS-11 above.

Non-U.S. Holders. The following section addresses the tax treatment of a non-U.S. holder (as defined in the accompanying prospectus) of the notes.

Because significant aspects of the tax treatment of the notes are uncertain, if we are the withholding agent with respect to the coupon payments on the notes, we intend to withhold at a rate of 30% on such payments made to a non-U.S. holder, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the payments were characterized as contract fees). In order to claim an exemption from or a reduction of the 30% withholding tax, a non-U.S. holder of a note must comply with certification requirements to establish that it is not a United States holder and is eligible for a reduction of or an exemption from withholding under an applicable tax treaty. Other withholding agents may take a similar position regarding their withholding obligations with respect to the coupon payments on the notes.

In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “United States Taxation— Backup Withholding and Information Reporting—United States Alien Holders” in the accompanying prospectus.

Prospective non-U.S. holders are urged to consult their tax advisors with respect to the tax consequences to them of an investment in the notes, including any possible alternative characterizations and treatments of the notes, the possibility of obtaining a refund of any withholding tax, and the certification requirements described above.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither Nomura nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The agent has agreed to purchase the notes from us at 96.875% of the principal amount, resulting in aggregate proceeds to us of $1,937,500. The agent’s commission is equal to 3.125% or $62,500 in the aggregate. The agent will offer the notes to which this pricing supplement relates to the public at the public offering price set forth on the front cover of this pricing supplement and to certain dealers at such price less a concession not in excess of 3.125% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We estimate that our share of the total offering expenses, excluding underwriting discounts and commission, will be approximately $40,000.

To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the agent is unable to sell all the notes at the public offering price, the agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.